BLUEFIRE RENEWABLES, INC.

31 Musick

irvine, ca 92618

February 9, 2015

Jay Ingram

Legal Branch Chief

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlueFire Renewables, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 6, 2015
File No. 333-201356

Dear Mr. Ingram:

BlueFire Renewables, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement on Form S-1/A filed on February 6, 2015 (the “Registration Statement”) so that it may become effective at 3:00 p.m. Eastern Standard Time on February 11, 2015 or as soon thereafter as practicable. The Company would also appreciate telephone notice of such effectiveness to Brian Tribuna at (732) 395-4411.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ Arnold Klann
Arnold Klann
Chief Executive Officer
BlueFire Renewables, Inc.